
06018510


LIBERTY
INTERNATIONAL

November 14, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

dw 11/16

File No. 82-34722

Liberty International PLC ("the Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

A. Exercise of Options and Vesting of Bonus Shares

Options were exercised over a total of 30,000 Ordinary shares in Liberty International PLC by two employees and one former employee on 8 November 2006. Additionally, 1,610 shares, originally awarded under the company's annual bonus scheme arrangements, were transferred to a former employee on 13 November 2006.

The shares required for the option exercises and vesting of bonus shares mentioned above were provided by transfers of shares from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As all Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP, these transfers are disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP is set out under (B) below

B. Interests of ESOP

1.	Name of the *issuer* **LIBERTY INTERNATIONAL PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(l)(a);or (ii) *DR* 3.1.4(R)(l)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)**
3.	Name of director: **MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR I D HAWKSWORTH AND MR A C SMITH**	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **NON-BENEFICIAL INTEREST OF THE DIRECTORS. THE DIRECTORS ARE POTENTIAL BENEFICIARIES UNDER THE EMPLOYEE SHARE PLAN**	6.	Description *of shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 50 PENCE**
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of	8.	State the nature of the transaction

File No. 82-34722

	them **PARAMOUNT NOMINEES LIMITED**		**a-c) TRANSFER TO EMPLOYEES AND FORMER EMPLOYEE ON EXERCISE OF OPTIONS** **d) TRANSFER TO FORMER EMPLOYEE ON VESTING OF BONUS SHARE AWARDS**
9.	Number of shares, debentures or financial instruments relating to shares Transferred a) 15,000 b) 5,000 c) 10,000 d) 1,610	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) a) 0.004% b) 0.001% c) 0.003% d) 0.0005%
11.	Price per share or value of transaction a) 512p b) 545p c) 698p d) NIL	12.	Date and place of transaction a-c) 8 NOVEMBER 2006 d) 13 NOVEMBER 2006
13.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 1,133,529 (0.336%)	14.	Date issuer informed of transaction 13 NOVEMBER 2006
15.	Any additional information	16.	Name of contact and telephone number for queries RUTH PAVEY 020 7960 1236

Name and signature of duly authorised officer of *issuer* responsible for making notification
RUTH PAVEY
Date of notification
14 NOVEMBER 2006

FILE No. 82-2418
Rule 12g3-2 (b)



Grove Energy Limited

Date: November 14, 2006 **NEWS RELEASE**

Grove Update on Sicily Channel Prospects

Grove Energy Limited ("Grove" or the "Company") (TSX-V & AIM: GRV), the oil and gas exploration company with assets in Europe and the Mediterranean Margin, announces that integration of Grove's 2D seismic data shot in December 2004 and review of recently obtained well log reports from the Dougga-1 well drilled in 1981 and 2D seismic data received from the former holder of the Kerkouane Exploration Permit is underway with encouraging results. Work completed to-date has helped to better define the Sambuca prospect and has also indicated a potentially large hydrocarbon bearing structure in the vicinity of the Dougga-1 well.

Grove has mapped this structure and conducted petrophysical re-evaluations of the well logs. The results of this work are encouraging. On the basis of this information the Company has decided to engage independent experts to prepare a reserve estimate. When complete, this estimate will be incorporated within Grove's December 31, 2006 Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information.

GROVE ENERGY LIMITED

Per "Wolfgang Zimmer"
Dr. Wolfgang Zimmer, President

FILE No. 82-2418
Rule 12g3-2 (b)

For further information please contact:

Glenn Whiddon, CEO
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
Phone: +1 604 669 2099
Fax: +1 604 943 3716

Wolfgang Zimmer, President
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
Phone: +1 604 669 2099
Fax: +1 604 943 3716

Rory Murphy
Strand Partners Limited
Tel: +44 (0) 207 409 3494

Peter Krens
Mirabaud Securities Limited
Tel: +44 (0) 207 878 3362

Paul Newman
Westwind Partners (UK) Limited
Tel: +44 (0) 207 290 9713